Attorneys at Law A Limited Liability Partnership Suite 4900 33 South Sixth Street Minneapolis, MN 55402
David B. Dean Telephone: 612.340.8916 Fax: 612.337.7616 ddean@riderlaw.com

April 20, 2007

Ms. Jennifer R. Hardy Legal Branch Chief Securities and Exchange Commission Station Place 101 F Street N.E. Washington, D.C. 20549-7010

Re:	CapSource Financial, Inc. Amendment #2 to Registration Statement SB-2 Our File: 8739.000120

Dear Ms. Hardy:

Please accept the following responses on behalf of CapSource Financial, Inc. (the “Company”) to your comments received by letter dated February 2, 2007 with respect to Pre-effective Amendment 1 to Registration Statement No. 333-137829 on Form SB-2 filed by the Company on January 17, 2007 and the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 and subsequent Exchange Act Reports File No. 1-31730. The responses are provided in sequentially numbered paragraphs corresponding to the paragraphs in your letter. We have included the original paragraphs of your letter in regular typeface for your convenience. Our responses are in italics. Any page references are to pages in Amendment No. 2 to Form SB-2, which is hereby filed with the delivery of this letter.

SB-2/A1

General

1.

We note that you are registering 5,750,000 shares underlying convertible warrants held by Whitebox and Pandora, which is more than double the number of outstanding shares held by non-affiliates. Given the size of the offering of shares by Whitebox and Pandora relative to the number of shares outstanding held by non-affiliates, the nature of the offering (including the large disparity between the exercise price of the warrants and the trading price of your outstanding shares), and the nature of the selling securityholders

RIDER BENNETT, LLP

Ms. Jennifer R. Hardy

April 20, 2007

(including that they have the right to name one person to the board of directors), the transaction appears to be a primary offering. Since you are ineligible to conduct a primary offering on Form S-3, you would not be eligible to conduct an at the market primary offering under Rule 415(a)(4) of Regulation C under the Securities Act. Please give us your analysis as to whether or not this transaction is a primary offering.

Response to No 1: In our analysis, the transaction is not a primary offering. We analyzed the transaction as follows: the PIPE transaction was a classic transaction in which we issued shares of common stock at $.40 per share, a discount to market, with warrants with an exercise price of $.90 per share that was at a premium to market. The Company’s stock traded at $.76 on April 25th, 2006, the last trade before the transaction. The warrants contain customary anti-dilution provisions that provide no protection against price changes. The investors are independent investment funds that, prior to the transaction, owned no stock or warrants of and had no prior relationship with the Company. The investors paid $2,000,000 cash for the Shares and Warrants and another $300,000 cash for the Greenshoe Shares and Warrants. The pricing and other terms and conditions of the investment were negotiated at arms length with both sides being advised by separate counsel. The investors performed substantial due diligence on the Company and negotiated the terms of the transaction for approximately five months before closing. The investors maintained throughout these negotiations that their proposed pricing was a more accurate value for the Stock given the thin trading in the Company’s stock and the restricted stock they would receive unless and until a resale registration statement could be declared effective. Further, given the thin trading in the Company’s stock, even after an effective registration statement, the investors will be severely limited in the number of shares they can sell at any time without negatively affecting the price. The investors have now held the Shares and the Warrants since May 1, 2006 with respect to 5,000,000 Shares and Warrants and since October 31, 2006 with respect to the Greenshoe Shares and Warrants. The investors are not in the business of underwriting securities. Under the Registration Rights Agreement, the Company was given 180 days to file and have declared effective a resale registration statement, the longest period the Company was able to negotiate. Each investor has exercised its right to name a director to the board of the Company. However, this right carries with it no special voting rights with respect to any matters coming before a vote by the directors or shareholders. Under all the relevant circumstances, these investors are not acting as a conduit for the Company to effect a distribution.

2.

We read your response to prior comment 2. You indicated that you deleted the references to an independent appraiser in the business section and in note 4 of your June 30, 2006 financial statements. The reference remains, however, in the business section on page 25 of your amended document. Please revise your filing to delete this reference. Alternatively, identify the independent appraiser and provide his consent in accordance with Rule 436(a) of Regulation C.

RIDER BENNETT, LLP

Ms. Jennifer R. Hardy

April 20, 2007

Response to No. 2: We have deleted the reference to an independent appraiser in our Business section on page 25.

The Offering by the Selling Stockholders, page 4

3.

If 20,433,321 shares of common stock are outstanding before the offering and 18,169,265 shares of common stock. including 8,617,267 shares of common stock issued in private transactions, are being offered for resale in this offering, show us how you calculated that 30,285,319 shares of common stock will be outstanding after this offering, assuming all 9,551,998 warrants issuable are exercised.

Response to No. 3: We have revised the table to include footnotes that describe how the amounts were calculated.

Risk Factors, page 6

4.

The NASDAQ Stock Market has reclassified its listing markets into three listing markets: The NASDAQ Global Select Market; The NASDAQ Global Market, and The NASDAQ Capital Market. Revise the disclosures in the twelfth, thirteenth, and fourteenth risk factors to remove the references to the “Nasdaq National Market” and the “Nasdaq SmallCap Market.”

Response to No. 4: We have made an appropriate change by referring to the NASDAQ Capital Market in the twelfth, thirteenth and fourteenth risk factors on pages nine and ten.

Safe Harbor for Forward-Looking Statements, page 11.

5.

Refer to prior comment 12. The revised disclosure that CapSource’s forward-looking statements are “within the meaning of applicable securities legislation” is imprecise. Since CapSource is a penny stock issuer, CapSource is ineligible to rely on the safe harbor for forward-looking statements contained within applicable securities legislation. Further, the revised disclosure that “The SEC encourages companies to disclose forward-looking statements. . . ” is susceptible of misunderstanding in this context and could imply that the SEC bears responsibility for the disclosures contained in CapSource’s forward-looking statements. Please delete the phrase “within the meaning of applicable securities legislation” and the statement “The SEC encourages companies to disclose forward-looking statements. . . ” Alternatively, explain that CapSource is ineligible to rely on the safe harbor provision for forward-looking statements that is contained in applicable securities legislation.

Response to No. 5: We have revised the paragraph entitled Forward Looking Statements to explain that CapSource is ineligible to rely on the safe harbor provisions on page 12.

RIDER BENNETT, LLP

Ms. Jennifer R. Hardy

April 20, 2007

Selling Security Holders. page 12

6.

In the first paragraph, state the exercise price of the additional 750,000 warrants. We note the disclosure that the five million warrants acquired on May 1, 2006 have an exercise price of $0.90 per share.

Response to No. 6: We have made an appropriate change by stating the exercise price of the additional 750,000 warrants is $.90 per share.

7.

Provide us, with a view toward disclosure, the total dollar value of the shares underlying the warrants held by Whitebox and Pandora that you have registered for resale (using the number of shares underlying the warrants that you have registered for resale and the market price per share for those securities on the date of sale).

Response to No. 7: The total value of the shares underlying the warrants held by Whitebox and Pandora that are being registered for resale is $4,025,000 using the market price of $.76 per share for those shares that were traded April 25, 2006, the last day that shares traded prior to the May 1, 2006 closing of the transaction. Since the exercise price for the warrants is at a premium to the market price, it is unlikely that the warrants will be exercised unless the market price exceeds $.90 per share.

8.	For the shares of common stock underlying warrants held by Whitebox and Pandora, provide us, with a view toward disclosure, tabular disclosure of:
•	The total possible profit the selling security holders could realize as a result of the discount given on the exercise price, with the information below disclosed separately.
•	The market price per share of the shares underlying warrants on the date of sale of the warrants.
•	The combined market price of the total number of shares underlying the warrants, calculated by using the market price per share on the date of sale.
•	The total discount to the market price as of the date of sale of the shares underlying the warrants, calculated by subtracting the total exercise price on the date of sale.

If there are provisions in the securities purchase agreements that could result in a change in the price upon the occurrence of certain events, provide additional disclosure.

Response to No. 8: As the response to Item 7 above indicates, the market price per share of the shares underlying the warrants was $.76 per share based upon the price per share of shares traded on April 25, 2006, the last day that any shares traded prior to the May 1, 2006 closing of the transaction. Since the $.90 exercise price for the warrants is at a premium to the market price, it is unlikely that the warrants will be exercised unless the

RIDER BENNETT, LLP

Ms. Jennifer R. Hardy

April 20, 2007

market price exceeds $.90 per share, and tabular disclosure of the items outlined above would not be meaningful.

While the warrants contain typical anti-dilution provisions covering events such as reorganization, stock splits and the like, there are no other provisions that could result in a change in the price of the shares.

9.	Provide us, with a view toward disclosure, tabular disclosure of:
▪	The gross proceeds paid or payable to CapSource by Whitebox and Pandora.

Response to No. 9(1): As stated on page 12 and 13 of the prospectus, the gross proceeds paid to CapSource by Whitebox and Pandora was $2,000,000 for the Shares, $300,000 for the Greenshoe Shares, and a potential of $5,175,000 if all the shares underlying the Warrants are exercised at $.90 per share. Since the $.90 exercise price for the warrants is at a premium to the market price, it is unlikely that the warrants will be exercised, unless the market price exceeds $.90 per share.

Gross Proceeds Paid or Payable for
Shares Issued or Issuable To
Whitebox Intermarket Partners L.P.
Pandora Select Partners L.P.

	Total Shares	Price Per Share	Gross Proceeds
Gross Proceeds Paid For purchase of Common Stock:
Whitebox	2,875,000	$0.40	$1,150,000
Pandora	2,875,000	$0.40	$1,150,000
Shares Issued and Proceeds Paid	5,750,000		$2,300,000

Gross Proceeds Payable If Warrants Exercised:
Whitebox	2,875,000	$0.90	$2,587,500
Pandora	2,875,000	$0.90	$2,587,500
Shares Issuable and Proceeds Payable	5,750,000		$5,175,000

Total Shares Issued or Issuable and Gross Proceeds Paid or Payable	11,500,000		$7,475,000

RIDER BENNETT, LLP

Ms. Jennifer R. Hardy

April 20, 2007

▪	The total possible profit to be realized as a result of the discounts on shares of common stock underlying the warrants comment 8 above.

Response to No. 9(2): As the response to Items 7 and 8 above indicate, the market price per share of the shares underlying the warrants was $.76 per share based upon the price per share of CapSource shares traded on April 25, 2006, the last day that any shares traded prior to the May 1, 2006 closing of the transaction. Since the $.90 exercise price for the warrants is at a premium to the market price, it is unlikely that the warrants will be exercised unless the market price exceeds $.90 per share, and tabular disclosure of the item outlined above would not be meaningful.

10.	Provide us, with a view toward disclosure, tabular disclosure comparing:

o

The number of shares outstanding prior to the warrant transaction that were held by persons other than the selling securityholders, affiliates of those selling securityholders, and affiliates of CapSource.

Response to No. 10(1): There were 581,640 shares outstanding prior to the warrant transaction that were held by persons other than the selling securityholders, affiliates of those selling securityholders, and affiliates of CapSource.

Shares Outstanding
Prior to Warrant Transaction

Total Shares

Shares held By:
Selling shareholders – shares being registered	8,570,124
Selling shareholders – shares not being registered	11,281,557
Total shares held by selling shareholders	19,851,681
Other non-selling unaffiliated shareholders – unregistered shares	233,301
Other non-selling unaffiliated shareholders – shares previously registered	348,339
Total shares held by non-selling unaffiliated shareholders	581,640

Total Shares Outstanding Prior to Warrant Transaction	20,433,321

RIDER BENNETT, LLP

Ms. Jennifer R. Hardy

April 20, 2007

o	The number of shares underlying warrants registered for resale by Whitebox and Pandora or their affiliates in prior registration statements.

Response to No. 10(2): This transaction is the first investment by Whitebox or Pandora in CapSource. We have filed no prior registration statements registering shares on their behalf.

o	The number of shares underlying warrants registered for resale by Whitebox and Pandora or their affiliates that continue to be held by those selling securityholders or their affiliates.

Response to No. 10(3): None, because none of the Warrants have been exercised.

o	The number of shares underlying warrants that have been sold in registered resale transactions by Whitebox and Pandora or their affiliates.

Response to No. 10(4): None.

o	The number of shares registered for resale on behalf Whitebox and Pandora or their affiliates in the current transaction.

Response to No. 10(5): As stated in several places in the prospectus, the number of shares registered for resale on behalf of Whitebox and Pandora are 5,000,000 Shares, 750,000 Greenshoe Shares and 5,750,000 Warrant Shares.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

11.	Tell us whether any of the selling securityholders have an existing short position in CapSource’s common stock.

Response to No. 11: To our knowledge, no selling securityholder has an existing short position in our common stock.

Executive Compensation, page 20

12.

Registration statements, including pre-effective and post-effective amendments filed on or after December 15, 2006, that are required to include Items 402 and 404 of Regulation S-B disclosures for fiscal years ending on or after December 15, 2006 must comply with the requirements adopted by the Commission and published in Release No. 33-8732A. Please revise. For guidance, you may wish to refer to our last update on executive compensation dated January 24, 2007 and our transition questions and answers on

RIDER BENNETT, LLP

Ms. Jennifer R. Hardy

April 20, 2007

executive compensation and related person disclosure, both of which are available in the Division of Corporation Finance’s section under “SEC Divisions” on the Commission’s website at http://www.sec.gov. We direct your attention particularly to the seventh Q&A in the transition Q&As.

Response to No. 12: We have made appropriate revisions to reflect the new requirements of Items 402 and 404 of Regulation S-B.

Security Ownership of Certain Beneficial Owners and Management, page 21

13.	For a beneficial owner that is not a natural person, identify the natural person or persons having sole or shared investment and voting control over the securities held by the beneficial owner.

Response to No. 13:

Certain Relationships and Related Transactions, page 35

14.	Please describe the terms of all loans from Mr. Pentel to the company over the past two fiscal years.

Response to No. 14: At the beginning of 2005, we had debt owed to Randolph Pentel under two separate debt instruments:

(a) $1,100,000 on a non-interest bearing convertible note payable or convertible on demand. That note was converted on February 28, 2005 to 1,375,000 shares of common stock at $.80 per share.

(b) $753,021 on a note bearing interest at prime +1.00% with a maturity date of October 15, 2006. We increased our borrowings under that note by another $1,648,500, plus accrued interest of $95,535. On December 28, 2005, Mr Pentel converted $800,000 of the debt to 560,000 shares of common stock at $.70 per share, and we repaid $864,351 of principal and interest in cash, leaving a balance at the end of 2005 of $832,705.

As a condition to the placement of the shares with Pandora Select Partners L.P. and Whitebox Intermarket Partners L.P., Randolph Pentel converted $871,865.89 of debt with all accrued interest owed to him by the Company into 2,179,664 shares of common stock (the “Pentel Shares”) and warrants to purchase another 2,179,664 shares of common stock (the “Pentel Warrant Shares”) having an exercise price of $.90 per share. At the time, this constituted substantially all of the debt owed to Mr. Pentel by the Company.

RIDER BENNETT, LLP

Ms. Jennifer R. Hardy

April 20, 2007

On August 31, 2006, Mr. Pentel lent us $1.6 million. The funds were used to retire, in full, our outstanding bank debt to Marshall Bank, NA. The loan agreement with Mr. Pentel provides a maturity date of August 31, 2007, and an interest rate of LIBOR plus 2.0%. The loan agreement also requires us to make monthly principal payments of $13,333 plus accrued interest and a final payment at maturity of all outstanding principal plus interest. The terms of the loans from Mr. Pentel are described in the prospectus at page 34, captioned Certain Relationships and Related Transactions.

Financial Statements

(7) Income Taxes, page F-17

15.

We note your response to prior comment 24. We also note that you carry a full valuation allowance on your net deferred tax assets. We assume that the effect of any changes in your net operating loss carryforwards related to indexing, changes in tax rates, application of net operating loss carryforwards, and expiration of net operating loss carryforwards would be completely offset by changes in your valuation allowance. Please confirm our understanding. If our understanding is not correct, please address:

▪

Why changes in your net operating loss carryforwards related to indexing, changes in tax rates, application of net operating loss carryforwards, and expiration of net operating loss carryforwards would affect your income tax rate reconciliation, given that you carry a full valuation allowance.

▪	Your consideration of paragraph 9(f) of SFAS 109, which prohibits the recognition of a deferred tax asset or liability for indexing for tax purposes in certain situations.

Response to No. 15: Your understanding is correct.

(3) Liquidity, page F-25

16.

We read your response to prior comment 25. You respond that you have referred to the SEC staff speech given by Joel Levine on December 6, 2005 and have thus made changes to your statement of cash flows to classify the proceeds from Navistar, net of the repayments to Navistar, as a net change reported in the operating activities section. We also note your revised disclosure concerning this floor plan financing arrangement on pages 24-25 of your amended filing. Please address these comments:

RIDER BENNETT, LLP

Ms. Jennifer R. Hardy

April 20, 2007

•

We note from the speech that the classification of cash flows in such floor plan financing arrangements will differ, depending on the relationship between the supplier and the lender. That is, even though the arrangement is substantively the same as an arrangement with the supplier’s finance subsidiary, the use of a third party lender alters the classification of the arrangement within the cash flow statement. The statement of cash flows would report the purchase of inventory as an operating cash outflow, the loan as a financing cash inflow, and the repayment of the loan as a financing cash outflow. You have previously indicated that Navistar, the lender, is not related to Hyundai Translead, the supplier. If this is correct, please tell us why it is appropriate to report the cash outflow from the loan and the cash inflow from the loan’s repayment as operating instead of financing activities on your statement of cash flows, as described in Mr. Levine’s speech.

Response to Item 16(1): The lender, Navistar, is not related to Hyundai Translead, the supplier. In our original SB2 filing, we properly classified the purchase of inventory as operating cash outflow, the floor plan loan as financing cash inflow, and the repayment of the floor plan loan as financing cash outflow. Based on the SEC comments regarding this issue in the original SB2 filing, we misinterpreted Mr. Levine’s comments as being applicable to our situation, and correspondingly reclassified the Navistar floor plan financing proceeds and related repayments to the operating cash flow section of the cash flow statement, which was included as such in the SB2/A-1 filing. Upon receiving the SEC comments to our SB2/A-1 filing, we revisited the technical guidance concluding that Mr. Levine’s comments excluded situations where the lender and the supplier are unrelated. Accordingly, we modified our classification of the Navistar floor plan financing and related repayments, classifying them separately as financing cash inflows, and financing cash outflows, as stated in our original SB-2 filing.

•

Please confirm that for your floor plan financing arrangement with Hyundai Translead, your classification also follows: Joel Lev’s December 6, 2005, speech. In other words, please confirm that when you purchase the inventory, the purchase price is reported within operating activities as both an increase in trade loans and an increase in inventory. When the inventory is sold and the loan is repaid, the trade loan is reduced as an operating cash outflow.

Response to Item 16(2): We confirm that our classification of the credit arrangement with Hyundai Translead follows the treatment expressed by Mr. Levine in his speech of December 6, 2005. When inventory is purchased, the purchase price is reported within operating activities as both an increase in inventory and an increase in trade accounts payable. When the inventory is sold and the payable to Hyundai is paid, the trade

RIDER BENNETT, LLP

Ms. Jennifer R. Hardy

April 20, 2007

account payable is reduced as an operating cash outflow. We would like to clarify that the payables to Hyundai are classified as trade payables, not trade loans. Our credit terms with Hyundai Translead are simply trade payable terms, allowing us up $1,000,000 of open trade payables with payment terms of 45 days. The open trade accounts payable do not carry any finance charges, nor are they secured by inventory. As such, the payables to Hyundai are classified as trade accounts payables.

•	Please tell us your consideration of paragraph 13 of SFAS 95 regarding your determination that a net presentation is appropriate under generally accepted accounting principles.

Response to Item 16(3): With the correction of the classification of floor plan financing described above, we are reporting the cash inflow from debt separately from the cash outflow for debt repayment, in the financing activities section of the cash flow statement. We considered paragraph 13 of SFAS in determining the appropriate presentation of debt, including floor plan debt. We have determined that it is more appropriate to separately report cash inflows from debt and cash outflows for debt repayment, rather than a net presentation.

•

We note in your amended June 30 and September 30, 2006 Forms 10-QSB/A that you have concluded that, despite this classification error, your disclosure controls and procedures remain effective at the reasonable assurance level. Please explain to us why this conclusion continues to be appropriate.

•

Response to Item 16(3): We confirm that our conclusion continues to be appropriate, in that our disclosure controls and procedures remain effective at the reasonable assurance level. As explained above, the classification error did not occur because of weaknesses in our disclosure controls and procedures in the normal course of business, but rather as a result of misinterpretation by our senior management of the SEC’s comments regarding this issue as presented in our original SB-2 filing. This specific situation is not reflective of our usual disclosure controls and procedures.

Please also be advised for future reference that in restatement situations, we expect you to address also these items:

•	Disclose a header stating “Restated” in the column in which amounts have changed.

RIDER BENNETT, LLP

Ms. Jennifer R. Hardy

April 20, 2007

•

Disclose the effect of the restatement on your original conclusions regarding the effectiveness of your disclosure controls and procedures. If you determine that your disclosure controls and procedures remain effective, despite the restatement, you should also disclose the reasons for your conclusion.

•	Ensure that you make the appropriate disclosures under Item 4.02 of Form 8-K.(9) Common Stock and Warrant Issuance, page F-28

Response to Item 16(4): In future restatement situations, we will address the items: Header stating “Restated” in column in which amounts have changed; disclose effect of restatement on conclusions regarding effectiveness of disclosure controls and procedures, and disclosure of reasons for the conclusion; and ensure appropriate disclosures under Item 4.02 of Form 8-K.

17.	Please revise your document to comply with the disclosure requirements found in paragraphs 12b-d of FSP EITF 00-19-2.

Response to Item 17: We have revised our document, to include the disclosures required by paragraphs 12b-d of FSP EITF 00-19-2 in Note 10 to the financial statements.

Recent Sales of Unregistered Securities, page II-1

18.

Disclosures in footnotes 9 and 10 that each purchase agreement granted the right to purchase an additional 325,000 shares of common stock at $0.40 per share are inconsistent with disclosures in the prospectus that each purchase agreement granted the right to purchase an additional 375,000 shares of common stock at $0.40 per share. Please reconcile the disclosures.

Response to Item 18: We have revised our document, to revise the amount to reflect the correct amount of 375,000 shares.

Exhibit 5.1

19.	Revise the fourth paragraph to reflect:

o	The number of shares of common stock issued and outstanding.

o	The number of shares of common stock underlying the warrants that are not issued and outstanding.

RIDER BENNETT, LLP

Ms. Jennifer R. Hardy

April 20, 2007

As drafted, it would appear none of the shares of common stock has been issued as of the date of the opinion.

Response to Item 19: We have revised our opinion as you suggest.

20.	Delete the word “solely” in the last paragraph’s first sentence because investors are entitled to rely on the opinion.

Response to Item 20: We have revised our opinion as you suggest.

Exhibit 23.1

21.	Ensure that you include updated consents from the auditors of Prime Time Equipment, Inc.

Response to Item 21: We will include updated consents from the auditors of Prime Time Trailers.

10-KSB/A

Forward Looking Statements, page 3

22.

Please see comment 5 above. Further, we note similar language in the September 30, 2006 10-QSB that was filed on November 20, 2006 and in the amendment to the September 30, 2006 10-QSB that was filed on January 17, 2007. Please revise in future filings.

Response to Item 22: We will do so.

Exhibits 31.1 and 31.2

23.

Refer to prior comment 39. We note the statement in the paragraph beginning with the words “A signed original of this written statement” after the certifications under 5(a) and 5(b). Since Item 601(b)(31) of Regulation S-B does not include the statement, please delete the paragraph in future filings.

Response to Item 23: We will do so.

RIDER BENNETT, LLP

Ms. Jennifer R. Hardy

April 20, 2007

8-K/A2 dated May 1, 2005 and filed January 17, 2007

Exhibit 4.1

24.	We received the response to your prior comment 40. Since exhibit 4.1 is also exhibit C to exhibit 10.1, you must file exhibit A to exhibit 4.1. Please refile exhibit 4.1 in its entirety.

Response to No. 24: Exhibit A to exhibit 4.1 is defined as the list of investors along with address and e-mail information for notification purposes. Apparently Exhibit A to the Registration Rights Agreement (exhibit 4.1) was never created. A similar exhibit, however, is found in Exhibit A to the Securities Purchase Agreement which has been previously filed. It is presumed that the Registration Rights Agreement should have cross-referenced the Exhibit A included in the Securities Purchase Agreement in lieu of creating an additional Exhibit A simply listing the investors.

Exhibits 10.1 and 10.2

25.

We note that you submitted as a covert letter to the amended 8-K/A2 an application for confidential treatment of exhibit E to both exhibits. Rule 101(c)(1)(i) of Regulation S-T specifies that a confidential treatment request and the information for which confidential treatment is requested are not to be submitted in electronic format. If you wish to request confidential treatment for exhibit E to both exhibits, you must submit the confidential treatment request and the information for which confidential treatment is requested in paper to the Office of the Secretary. In preparing the request, please refer to our February 28, 1997 staff legal bulletin or SLB and the SLB’s July 1, 2001 addendum that are available on the Commission’s website at http://www.sec.gov.

Response to No. 25: A non-electronic request for confidential treatment was sent to the Secretary on January 17, 2007 with respect to exhibit E. We are sending the same again via regular mail.

26.

Indicate in the exhibit index by footnote or otherwise that portions of these two exhibits are subject to a confidential treatment application under Rule 24b-2 under the Securities Act and are omitted and filed separately with the Commission. See sections II.A. and II.D.4 of the SLB.

Response to No. 26: We have made the requested changes.

27.	We reviewed the response to prior comment 40 and have this comment:
•

Refer to pages 95 and 97 of exhibit 10.1’s courtesy copy. Exhibit B to Exhibit F is to include the Navistar floor-planning financing. Exhibit 3.2 to the registration statement on Form SB-2 filed October 7, 2002 incorporated by reference as Exhibit B to exhibit

RIDER BENNETT, LLP

Ms. Jennifer R. Hardy

April 20, 2007

F contains the bylaws of Mexican-American-Canadian Trailer Rentals, Inc. and not the Navistar floor-planning financing.

•	Refer to Pages 95 and 106 of exhibit 10.1’s courtesy copy. Exhibits A and B to exhibit H are not included in the filing.
•	Refer to page 123 of exhibit 10.1’s courtesy copy. The attachment for a description of the leases held by REMEX is not included in the filing.
•	Refer to page 170 of exhibit 10.2’s courtesy copy. Exhibits A and B to exhibit are not included in the filing.

Response to No. 27: We will respond to each issue accordingly:

•

We erroneously filed exhibits A and B pages 94-97 as exhibits to the Compliance Certificate (Exhibit F to exhibit 10.1). Exhibits A and B should have been filed with the Secretary’s Certificate (Exhibit H to 10.1). The referenced pages have been re-filed in the appropriate location.

•

Exhibits A and B to Exhibit H have been re-filed in the correct place and were previously filed with Exhibit F. Exhibit A is the Written Action and Exhibit B to that Written Action (the Navistar floor-planning financing) has been added and filed in its entirety with all exhibits herein. Exhibit B is the reference to the Company’s Bylaws. The Bylaws referenced are, in fact, the Bylaws of the Company. The Company was formerly known as Mexican-American-Canadian Trailer Rentals, Inc. The Company subsequently amended its bylaws as shown in Exhibit 3.1 to CapSource’s Form 8-K dated May 26, 2006.

•

With respect to Schedule 3.8 of exhibit 10.1, it appears that the attachment referenced as Number 34, the description of leases held by REMEX was never created by the Company and, therefore, cannot be filed.

•	With respect to page 170 of exhibit 10.2, see Exhibits A and B to Exhibit H of exhibit 10.1 as re-filed herein.

Exhibits 10.1 and 10.2 have been re-filed in their entirety.

Exhibit 10.3

28.	Refer to prior comment 40 and section 6, 9(b), 9(c), 13, and 14 of the agreement. Since you did not file exhibits C through I to exhibit 10.3, please re-file exhibit 10.3 in its entirety.

RIDER BENNETT, LLP

Ms. Jennifer R. Hardy

April 20, 2007

Response to No. 28: Exhibits E through I were inadvertently left out and have now been filed in their entirety with Exhibit H to exhibit 10.1. It appears that Exhibits C and D (a form of promissory note and form of further security (UCC)) were never created and, therefore, have not been filed.

29.	Refer to prior comment 40. Except for schedule 4.8, you did not file the schedules to the agreement. Please re-file exhibit 10.4 in its entirety.

Response to No. 29: The schedules to exhibit 10.4 were inadvertently left out. Exhibit 10.4 has been re-filed in its entirety.

Closing

We hereby file amendments to the SB-2, the 10-KSB, and the 8-Ks in response to your comments. Under separate cover we will provide three marked courtesy copies of the amendments. We hereby include with the filing any supplemental information requested and this cover letter tagged as correspondence that keys the responses to the comments.

Very truly yours, RIDER BENNETT, LLP

By	/s/ David B. Dean
David B. Dean